Exhibit 2.2.1

AMENDMENT AND WAIVER
MARCH 3, 2005

     This Amendment and Waiver (this “Amendment”) to that certain Acquisition Agreement (the “Agreement”), dated as of September 28, 2004, by and between Solexa Limited, (the “Company”) and Lynx Therapeutics, Inc. (“Parent”) is effective as of March 3, 2005 (the “Amendment”). Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Agreement.

     Whereas, pursuant to Section 1.1(f)(iv) of the Agreement, Parent and the Company determined that a reverse split of Parent’s common stock to be reasonably necessary for the purposes of effecting the transactions contemplated by the Agreement and the stockholders of Parent approved such a reverse split of Parent’s common stock at the annual meeting of stockholders held on March 1, 2005 (the “Stockholders’ Meeting”);

     Whereas, pursuant to Section 5.1 of the Agreement, Parent agreed, from the date of the Agreement to the earlier of the First Closing Date or the termination of the Agreement to, among other things, refrain from certain actions, as more particularly described in said Section 5.1, without the prior written approval of the Company;

     Whereas, following the approval of the reverse stock split by the stockholders of Parent at the Stockholders Meeting, the Board of Parent approved: (A) a 1-for-2 reverse split of Parent’s common stock (the “Reverse Split”), effective March 2, 2005; and (B) a change of name to “Solexa, Inc.” (the “Name Change”), effective on or about March 3, 2005;

     Whereas, pursuant to Section 8.3 of the Agreement, the Agreement may be amended or waived in writing; and

     Whereas, subject to the terms and conditions provided herein, the parties desire to amend the Agreement, and the Company desires to approve the Reverse Split and the Name Change, in each case in accordance with Section 8.3 thereof.

Agreement

     Now, Therefore, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment. References in the Agreement to the Exchange Ratios and the Total Share Consideration shall be appropriately amended and restated to reflect the Reverse Split, such that the Total Share Consideration shall be 14,750,000 shares of Parent common stock. For avoidance of doubt, notwithstanding the allocations set forth in Section 1.1(b) of the Company Disclosure Letter, the parties hereto agree that the allocation of the Total Share Consideration among the holders of Shares and/or the Company Options shall be as set forth on Exhibit A hereto.

2.	Waiver and Consent. Pursuant to Section 5.1 of the Agreement, the Company hereby consents to Parent: (a) filing a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State to effect the Reverse Split; and (b) establishing a wholly owned subsidiary and filing a Certificate of Ownership and Merger with the Delaware Secretary of State to effect the Name Change.

3.	Full Force and Effect. Except as expressly modified by this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

4.	Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

5.	Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

     In Witness Whereof, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY:

By:	/s/ John West

Name:	John West

Title:	Chief Executive Officer

Address: Solexa Limited
c/o Abingworth Management Ltd.
3000 Sand Hill Road, Bldg. 4, Suite 135
Menlo Park, CA 94025

PARENT:

By:	Lynx Therapeutics, Inc.

Name:	/s/ Kathy A. San Roman

Title:	VP, Human Resources & Administration Acting Chief Fiancial Officer

Address: 25861 Industrial Boulevard
Hayward, CA 94545